Exhibit 99.1
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 857)
CONNECTED TRANSACTION

ACQUISITION OF CITY GAS BUSINESS

The Board announces that Kunlun Gas, a wholly-owned subsidiary of the Company, participated in an open tender in respect of the sale of the equity interest in 8 Target Companies held by China Huayou Group Corporation and China Petroleum Pipeline Bureau, wholly-owned subordinated entities of CNPC, and entered into equity transfer agreements with the Transferors on 15 May 2009 in respect of equity interests in the 8 Target Companies in accordance with the results of the open tender. Kunlun Gas also entered into an asset transfer agreement with China Huayou Group Corporation on 15 May 2009 in respect of the relevant assets held by the Gas Enterprise Bureau of the China Huayou Group Corporation. Upon completion of the Acquisition, Kunlun Gas will pay consideration in the aggregate amount of RMB1,093,938,962.04 (approximately HK$1,243,112,456.86) to the Transferors.
CNPC is the controlling shareholder of the Company holding approximately 86.71% of the total issued share capital of the Company as at the date of this announcement. Each of the Transferors is a subordinated entity of CNPC. Pursuant to the Listing Rules, each of CNPC and the Transferors is a connected person of the Company and the Acquisition constitutes a connected transaction of the Company.
Since the applicable percentage ratios for the Acquisition are more than 0.1% but less than 2.5%, the Acquisition is only subject to the reporting and announcement requirements and is exempt from the independent shareholders’ approval requirement under the Listing Rules.
INTRODUCTION
CNPC is the controlling shareholder of the Company holding approximately 86.71% of the total issued share capital of the Company. CNPC holds the City Gas Business through the Transferors.

On 2 April 2009, the Transferors arranged to sell their respective equity interests in the 8 Target Companies through open tender on the China Beijing Equity Exchange . On 30 April 2009, Kunlun Gas, a wholly-owned subsidiary of the Company, submitted an application to acquire and bid for the equity interests in the 8 Target Companies. The open tender was closed on 30 April 2009 and Kunlun Gas was informed that it was the sole bidder. Kunlun Gas entered into equity transfer agreements with the Transferors on 15 May 2009 in respect of the equity interests in the 8 Target Companies in accordance with the results of the open tender.
On the other hand, Kunlun Gas also entered into an asset transfer agreement with China Huayou Group Corporation on 15 May 2009 in respect of the relevant assets held by the Gas Enterprise Bureau of the China Huayou Group Corporation.
Details of the Acquisition Agreements are as follows:
ACQUISITION AGREEMENTS
Date
Each dated 15 May 2009
Parties
Transferors:	China Huayou Group Corporation and China Petroleum Pipeline Bureau , each a wholly-owned subordinated entity of CNPC

Transferee:	Kunlun Gas, a wholly-owned subsidiary of the Company
The Acquisition and assets to be acquired
Subject to satisfaction of the conditions precedent under the Acquisition Agreements, Kunlun Gas has agreed to acquire, and the Transferors have agreed to sell, the city gas business owned by the Transferors located in more than 10 provinces, municipalities and autonomous regions in the PRC, including:
(1)	100% equity interest in (China Petroleum Pipeline Urban Gas Investments Limited*)

(2)	63.11% equity interest in (Yongqing Huayou Gas Limited*)

(3)	89.99% equity interest in (Zhuozhou Huayou Gas Limited*)

(4)	51% equity interest in (Bazhou Huayou Gas Limited*)

(5)	51% equity interest in (Changde Huayou Gas Limited*)

(6)	43.55% equity interest in (Hunan Huayou Gas Distribution Limited*)

(7)	51% equity interest in (Hainan Huayou Ganghua Gas Limited*)

(8)	51% equity interest in (Zhoucheng Huayou Gas Limited*) (the 8 companies abovementioned collectively the “Target Companies”)

(9)	Relevant assets held by (Gas Enterprise Bureau of the China Huayou Group Corporation*), including motor vehicles and computer equipment
As of the date of this announcement, item (1) above is held by China Petroleum Pipeline Bureau and items (2) to (9) above are held by China Huayou Group Corporation.
Consideration
Kunlun Gas will pay consideration in the aggregate amount of RMB1,093,938,962.04 (approximately HK$1,243,112,456.86) to the Transferors, which is based on the base price of the open tender held by the Transferors in respect of the City Gas Business, adjusted by the changes in the net asset value of the 8 Target Companies between the Valuation Date and the Audit Reference Date. Kunlun Gas will pay the consideration in cash to the Transferors out of the internal resources of Kunlun Gas.
The Company understands that the above base price was determined based on the valuation report prepared by China Enterprises Appraisal Company Inc., Beijing, an independent valuer. The reference date of the valuation was 31 August 2008. The appraised net asset value of the City Gas Business (which includes both the relevant equity interests in the Target Companies and the relevant assets held by the Gas Enterprise Bureau of the China Huayou Group Corporation), as determined mainly by the cost-based approach, is RMB1,081,040,300 (approximately HK$1,228,454,886.36).
As of 31 December 2008, the total audited net asset value of the Target Companies to be acquired under the Acquisition was RMB1,043,677,886.89 (approximately HK$1,185,997,598.73), and the total net asset value attributable to the subject equity interests of the Target Companies after deducting minority interest was RMB655,683,309.14 (approximately HK$745,094,669.48). The audited net profits before and after tax of the Target Companies for the financial year ended 31 December 2007 amounted to approximately RMB67,519,612.37 (approximately HK$76,726,832.24) and RMB32,499,881.35 (approximately HK$36,931,683.35) respectively. The audited net profits before and after tax of the Target Companies for the financial year ended 31 December 2008 amounted to approximately RMB68,471,865.52 (approximately HK$77,808,938.09) and RMB26,791,530.11 (approximately HK$30,444,920.58). The above figures were based on the audited financial statements of the Target Companies for the respective financial years prepared in accordance with the PRC GAAP. The Company understands that, as the relevant subject assets held by the Gas Enterprise Bureau of the China Huayou Group Corporation do not form a separate accounting entity, China Huayou Group Corporation does not have separate information on the net profit/loss before and after tax that is attributable to them.
China Huayou Group Corporation purchased its equity interest in Changde Huayou Gas Limited in 2003 at an original purchase cost of RMB61,080,000.00. The other 7 Target Companies were established and founded by the Transferors. In respect of the 7 Target Companies founded by the Transferors, the aggregate of the paid-up capital attributable to the equity interests subject to the Acquisition amounted to approximately RMB626,348,100.00 (approximately HK$711,759,204.55). The original purchase cost of the relevant subject assets held by the Gas Enterprise Bureau of the China Huayou Group Corporation is RMB833,100.00.
Conditions Precedent for some of the Acquisition Agreements to take effect
Among the Target Companies, Changde Huayou Gas Limited, Hunan Huayou Gas Distribution Limited and Hainan Huayou Ganghua Gas Limited are Sino-foreign joint ventures. As a result, approvals from the local ministries of commerce shall be obtained in respect of the Acquisition Agreements relating to the equity interests in these 3 companies to take effect.
Conditions Precedent to completion of the Acquisition Agreements
Completion of the Acquisition Agreements is subject to:
1.	the necessary consents or approvals being obtained in respect of the Acquisition Agreements and the transfer of the target assets, including but not limited to:
1)	the Transferors having obtained internal approval on the transfer of the subject assets under the Acquisition Agreements;

2)	Kunlun Gas having obtained internal approval on the transfer of the subject assets under the Acquisition Agreements;

3)	all necessary consents being obtained by the Transferors from the creditors and other relevant third parties in respect of the handover of the City Gas Business;

4)	the valuation report used as the basis of determining the consideration being endorsed by Kunlun Gas and the Transferors, and the filing procedures being completed in respect of such valuation;

5)	open tender and/or bidding process in respect of the transfer of the subject assets under the Acquisition Agreements being completed at the equity exchange institution in accordance with the law, rules and government policies; and
2.	the representations, warranties and undertakings given by the parties being true, accurate, complete and valid as at the date of completion.
COMPLETION
Completion of each of the Acquisition Agreements shall take place on the date on which all conditions precedent of the respective Acquisition Agreement are satisfied and Kunlun Gas shall pay the consideration. The parties shall use their best endeavours to ensure completion takes place as soon as practicable and shall use their reasonable endeavours to procure the completion of the Acquisition on or before 31 December 2009.

REASONS FOR THE ACQUISITION AND BENEFITS TO THE COMPANY
The Board considers that the acquisition of the City Gas Business is in line with the development strategies of the Company. In particular, the Board considers that the acquisition of the City Gas Business has the following strategic importance:
(1)	As a clean energy, natural gas is in a period of rapid development. Strengthening the city gas business is consistent with the national general policy to construct an energy saving, environment friendly community. It is also conducive to the improvement of the Company’s coverage on the natural gas business chain and the unification of the upstream and downstream natural gas businesses, which are in the long-term interest of the development of the Company.

(2)	The integration of the city gas business and enhancement of the business management are beneficial for the Company’s integration of its operations in exploring and developing natural gas fields, constructing pipelines and promoting sales to end-users, and leveraging on the Company’s competitiveness on resources, pipeline networks and capital to boost our competitiveness on marketing and efficiency.

(3)	The Target Companies under the Acquisition comprised wholly-owned and joint venture professional city gas companies in the CNPC network. After the completion of the Acquisition, the Company will materialize its competitiveness on branding, resources and pipeline network, by leveraging on the professional teams of the Target Companies on city gas engineering and management. This is beneficial to the Company’s professional and standardized operation of the City Gas Business.

(4)	After completion of the transaction, the Company will establish its city gas business mainly through Kunlun Gas. This helps reducing the Company’s connected transactions and enhancing the Company’s independence in respect of its business operations.
RELATIONSHIP BETWEEN THE PARTIES AND CONNECTED TRANSACTION
CNPC is the controlling shareholder (as defined in the Listing Rules) of the Company holding 86.71% of the issued share capital of the Company. Each of China Huayou Group Corporation and China Petroleum Pipeline Bureau is a wholly-owned subordinated entity of CNPC. Pursuant to the Listing Rules, each of CNPC and the Transferors is a connected person of the Company and the Acquisition constitutes a connected transaction of the Company. Since the applicable percentage ratio for the Acquisition is more than 0.1% but less than 2.5% for the Group, the Company is only subject to the reporting and announcement requirement and is exempt from the independent shareholders’ approval requirement under the Listing Rules.
The Board (including the independent non-executive directors of the Company) considers that the terms of the Acquisition Agreements are on normal commercial terms and are fair and reasonable and in the interests of the Company and its shareholders as a whole.

INFORMATION ON THE COMPANY
Business of the Company
The Company is principally engaged in petroleum and natural gas-related activities, including:
(a)	the exploration, development, production and sale of crude oil and natural gas;

(b)	the refining, transportation, storage and marketing of crude oil and petroleum products;

(c)	the production and sale of basic petrochemical products, derivative chemical products and other petrochemical products; and

(d)	the transmission of natural gas and crude oil, and the sale of natural gas.
Business of CNPC
CNPC is a petroleum and petrochemical conglomerate that was formed in July 1998 as a result of the restructuring launched by the State Council of the predecessor of CNPC, China National Petroleum Company . CNPC is also a state-authorised investment corporation and a state controlled company. CNPC is an integrated energy corporation with businesses covering oil and gas exploration and development, refining and petrochemical, oil product marketing, oil and gas storage and transportation, oil trading, engineering and technical services and petroleum equipment manufacturing. Both Transferors are wholly-owned subordinate entities of CNPC.
Business of China Huayou Group Corporation
The principal business activities of China Huayou Group Corporation include tourism, hotel management, joint development of oil and gas, distribution of oil and gas, integrated use of natural gas and city gas engineering. It is also engaged in processing of construction materials, extended processing of chemical products, real estate development and domestic and cross-border trading.
Business of China Petroleum Pipeline Bureau
The principal business activities of China Petroleum Pipeline Bureau are the cross-border operations of long distance pipelines and auxiliary facilities, large and medium sized storage, surveying for electricity and communication networks, designing, consultation, procurement, engineering and management. It is a professional entity which possesses special qualifications on chemical and petroleum-related pipeline engineering and construction work.
DEFINITIONS
In this announcement, unless otherwise defined, the following terms shall have the following meanings:

“Acquisition”	the acquisition of the interests and assets of the City Gas Business from the Transferors by Kunlun Gas, a wholly-

owned subsidiary of the Company, pursuant to the Acquisition Agreements

“Acquisition Agreements”	the acquisition agreements dated 15 May 2009 entered into between Kunlun Gas and each of the Transferors in respect of the Acquisition

“Audit Reference Date”	30 April 2009

“Board”	the board of directors of the Company, including the independent non-executive directors of the Company

“City Gas Business”	the city gas business held by the Transferors, located in more than 10 provinces, municipalities and autonomous regions in the PRC, including:

(1) 100% equity interest in (China Petroleum Pipeline Urban Gas Investments Limited*)

(2) 63.11% equity interest in (Yongqing Huayou Gas Limited*)

(3) 89.99% equity interest in (Zhuozhou Huayou Gas Limited*)

(4) 51% equity interest in (Bazhou Huayou Gas Limited*)

(5) 51% equity interest in (Changde Huayou Gas Limited*)

(6) 43.55% equity interest in (Hunan Huayou Gas Distribution Limited*)

(7) 51% equity interest in (Hainan Huayou Ganghua Gas Limited*)

(8) 51% equity interest in (Zhoucheng Huayou Gas Limited*)

(9) Relevant assets held by (Gas Enterprise Bureau of the China Huayou Group Corporation*)

“CNPC”	China National Petroleum Corporation, a State-owned enterprise incorporated under the laws of the PRC and the controlling shareholder of the Company

“Company”	PetroChina Company Limited, a joint stock limited company incorporated in the PRC under the Company Law of the PRC, and listed on the Shanghai Stock Exchange and main board of

The Stock Exchange of Hong Kong Limited with American depository shares listed on the New York Stock Exchange, and its subsidiaries

“Completion Date”	the date on which all conditions precedent of the Acquisition Agreements are satisfied and the Company shall pay the Consideration

“Kunlun Gas”	(PetroChina Kunlun Gas Limited*), a wholly-owned subsidiary of the Company

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“PRC”	The People’s Republic of China

“PRC GAAP”	the China accounting standards

“Transferors”	(China Huayou Group Corporation*) and (China Petroleum Pipeline Bureau*), each a wholly-owned subordinated entity of CNPC

“Valuation Date”	31 August 2008

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong Special Administrative Region, PRC

“RMB”	Renminbi, the lawful currency of the PRC
By order of the Board
PetroChina Company Limited
Li Huaiqi
Secretary to the Board
18 May 2009
Beijing, the PRC
As at the date of this announcement, the Board of Directors comprises Mr Jiang Jiemin as the Chairman; Mr Zhou Jiping (Vice Chairman) and Mr Liao Yongyuan as executive Directors; Mr Wang Yilin, Mr Zeng Yukang, Mr Wang Fucheng, Mr Li Xinhua, Mr Wang Guoliang and Mr Jiang Fan as non-executive Directors; and Mr Chee-Chen Tung, Mr Liu Hongru, Mr Franco Bernabè, Mr Li Yongwu and Mr Cui Junhui as independent non-executive Directors.
In this announcement, RMB has been translated into HK$ at the rate close to the date of the Acquisition Agreements of HK$1= RMB0.88 for reference purpose only.
* For identification purpose only